EXHIBIT 99.1

Addex Expands Pipeline with Selective M4 Positive Allosteric Modulator Program for the Treatment of Schizophrenia & Other Psychotic Disorders

New Series of Potent and Selective Compounds Identified Using Proprietary Allosteric Modulator Screening Platform

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, April 6, 2022 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, announced today that it has moved a selective and potent M4 muscarinic receptor positive allosteric modulator (PAM) program into lead optimization. M4 PAMs have the potential to treat schizophrenia and other types of debilitating neuropsychiatric disorders.

“There is a strong and robust rationale for developing novel schizophrenia therapeutics by targeting allosteric sites of muscarinic receptor sub-types, particularly M4, based on growing scientific evidence,” noted Jean-Philippe Rocher, Head of Discovery – Chemistry of Addex. “Research suggest that M4 PAMs could indirectly modulate dopamine levels and induce antipsychotic activity without peripheral muscarinic side-effects seen with direct agonists.”

Using its proprietary allosteric modulator screening platform, Addex has identified multiple novel series of structurally differentiated M4 PAMs. These novel series of compounds have rapidly progressed into lead optimization and are anticipated to enter clinical candidate selection phase in 2023.

“We are excited by this new discovery program and its potential to provide benefits to patients suffering from psychotic disorders,” said Tim Dyer, CEO of Addex. “The success of our screening platform to identify novel M4 PAMs is a further demonstration of the broad applicability and significant potential of our allosteric modulator discovery technology platform.”

Currently available antipsychotics typically target dopamine receptors, providing some success in ameliorating the positive symptoms of the disorder. However, targeting dopamine also can induce metabolic, cognitive, and motor side effects, limiting their therapeutic utility. In 2008, Shekhar et al. demonstrated that the M1/M4 agonist xanomeline exhibited robust antipsychotic efficacy in schizophrenia patients however, treatment was non-selective so activated peripheral muscarinic receptors, leading to adverse effects. Targeting allosteric sites on muscarinic receptors sub-types has been shown to avoid unwanted side-effects.

Highly selective M4 PAMs have been found to have robust antipsychotic-like effects in multiple rodent models and reverse multiple in vivo effects of psychomotor stimulants that induce increases in extracellular dopamine. This dopamine release is potentiated by M4 PAMs and persists for more than 30 min after receptor activation.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is in a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) and has entered a Phase 2 clinical study for the treatment of blepharospasm, a form of dystonia. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates with a focus in substance use disorder. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, M4 PAM for psychotic disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contact:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR +1 (646)-755-7412 james@haydenir.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the anticipated closing of the offering described above. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, such as the expected closing date and use of proceeds from the offering, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions and the satisfaction of customary closing conditions related to the offering. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on March 11, 2021, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.